LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle No., Suite 220

Temecula, California 92590

Telephone: 951-506-8888

Facsimile: 951-506-8877

January 20, 2006

Via Overnight Delivery and Facsimile 202.772.9220

Ms. Carmen Moncada-Terry

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.

20549-0405

Re:

Big Sky Energy Corporation (“Big Sky” or the “Company”)

 Schedule 14A, November 23, 2005

 File No. 0-28345

Dear Ms. Moncada-Terry:

This letter provides responses to your comment letter dated December 20, 2005 regarding the above-referenced filing. Each response is preceded by the actual text from your comment. In conjunction with this response letter, Big Sky is filing via Edgar an amendment to its Schedule 14A that includes the revisions noted by the responses below.

Proposal 3 – Approval of Amendments to the Big Sky Corporation Stock Award, page 17

Comment

1. Given that your 2000 Stock Option Plan was amended at the company’s annual meeting held on December 3, 2004, it appears that you are required to include in your Form 10-KSB for the period ended December 31, 2004, information specified in Items 201(d) and 601 of Regulation S-B. Please revise. Also ensure that your proxy statement includes the information required by Item 10 of Schedule 14A. In this regard, we note that you have not included the tabular information required by Item 10(a)(2).

Response

Big Sky will be filing an amendment to its Form 10-KSB to include the information specified in items 201(d) and 601 of Regulation S-B.

The amended Schedule 14A filed with this response letter includes the information required by Item 10 of Schedule 14A, including the tabular information referenced by this comment.

Proposal 4 – Approval of Increase in the Share Capital of Big Sky Energy Corporation, page 19

Comment

2. We note that you are seeking shareholder approval to increase your “authorized shares from 150,000,000 shares of common stock . . . to 250,000,000 shares of common stock.” Disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the authorized shares or state that you have no such plans, proposals, or arrangements, written or otherwise, at this time.

Response

Big Sky has added a statement in the amended Schedule 14A that it currently does not have any such plans, proposals or arrangements, written or otherwise, at this time. It has also added a statement that certain option holders had provided an undertaking not to exercise their options at any time prior to such time as the authorized share capital has been increased. This undertaking was necessary so that Big Sky had sufficient share capital available to close on its recent private placement.

Proposal 5, Approval of Amendment to the Big Sky Energy Corporation Article of Incorporation, page 19

Comment

3. We note that you are proposing five changes to your Articles of Incorporation. Advise us why you believe each of these changes does not need to be presented as a separate matter. Please refer to Regulation 14a-4(a)(3).

Response

As reflected in the amended Schedule 14A, Big Sky is now proposing only one (1) change to its Articles of Incorporation – the increase in authorized number of shares. The other proposals were removed as they are now longer necessary.

Comment

4. Discuss the general effect of the amendment, as required by Item 19 of Regulation S-K. In this regard, we note that you are proposing to amend your Articles of Incorporation “to include provisions regarding governance and the issue of capital stock which are commonly found in companies publicly traded in Canada.” Address the effects, if any, of the proposed amendment on the current rights of the security holders. Compare the proposed amendments to the current provision.

Response

As noted in the above response to Comment #3, Big Sky has deleted this proposal from the amended Schedule 14a.

As always, I am available to discuss any questions that you may have regarding this filing or the subjects discussed above. I look forward to working with you on this matter and hope that we can clear the Proxy Statement for release to the shareholders as soon as possible and hold the shareholders meeting on February 28, 2006.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.